Exhibit 99.28(d)(3)

July 28, 2024

FPA New Income Fund

235 W. Galena Street

Milwaukee, Wisconsin 53212

RE: Expense Limit Agreement – FPA New Income Fund – Institutional Class

Dear Ladies and Gentlemen:

FPA New Income Fund (the “Fund”), a series of the Investment Managers Series Trust III, a Delaware statutory trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund and each class of its shares (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Institutional Class shares of the Fund or to reimburse the operating expenses allocable to the Institutional Class shares of the Fund, to the extent that the operating expenses of the Institutional Class shares of the Fund (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund. We agree that this obligation shall constitute a contractual commitment enforceable by the Fund, on behalf of the Institutional Class shares of the Fund, and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Institutional Class shares of the Fund exceeding the expense limit set forth in Schedule A. We agree not to seek satisfaction of any such obligations from the shareholders of the Investor Class shares of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

This Agreement is for the expense limitation period indicated in Schedule A. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

By:

The foregoing agreement is hereby accepted as of July28, 2024

By: FPA New Income Fund

By:

SCHEDULE A

Expense Limitation Period	Institutional Class Annual Expense Limit
July 28, 2024 through April 30, 2025	0.454%